Exhibit 99.1

Sangoma Reports Results of Election of Directors

MARKHAM, ONTARIO, December 30, 2021 – Sangoma Technologies Corporation (“Sangoma” or the “Company”) (TSX: STC, NASDAQ: SANG), a trusted leader in delivering cloud-based Communications-as-a-Service (“CaaS”) solutions, today announced that at the annual meeting of shareholders held yesterday (the “Meeting”), each of the five nominees listed in the management information circular dated November 25, 2021 were elected as directors of the Company. A total of 8,532,609 common shares or 44.8% of Sangoma’s issued and outstanding common shares as of the record date of November 24, 2021 were voted in connection with the Meeting. Shareholders voted by ballot in favour of each item of business. The detailed results of the vote in respect of the directors of the Company are set out below.

Name of Nominee	Votes cast FOR*	% votes cast FOR	Votes WITHHELD*	% votes WITHHELD
Norman A. Worthington, III	6,957,096	82.2%	1,504,342	17.8%
Marc Lederman	8,454,871	99.9%	6,567	0.1%
Al Guarino	7,970,063	94.2%	491,375	5.8%
Allan Brett	6,341,414	74.9%	2,120,024	25.1%
William Wignall	6,951,298	82.1%	1,510,140	17.9%

*	8,532,609 shares (44.8% of the 19,027,967 shares outstanding of the record date of November 24, 2021) were voted by proxy or in person at the Meeting, of which only 4,658 shares were represented in person at the Meeting (representing less than 0.1% of the outstanding shares as of the record date).

About Sangoma Technologies Corporation

Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) solutions for businesses of all sizes. Sangoma’s cloud-based Services include Unified Communication (UCaaS) business communications, Meetings as a Service (MaaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and the Nasdaq Global Select Market (NASDAQ: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Contacts

Sangoma Technologies Corporation

Larry Stock

Chief Corporate Officer

(256) 428-6285

LStock@sangoma.com

www.sangoma.com